NO ACT

P.E.
01/12/2015

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14008628

Received SEC

JAN 13 2015

Washington, DC 20549

January 13, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-13-15

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Wells Fargo & Company

Dear Ms. Ising:

This is in regard to your letter dated January 12, 2015 concerning the shareholder proposal submitted by the Calvert Equity Portfolio, the Calvert Balanced Portfolio, the Calvert Large Cap Core Portfolio and the Calvert Social Index Fund for inclusion in Wells Fargo's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Wells Fargo therefore withdraws its December 26, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Emily Kaiser
Calvert Investment Management, Inc.
emily.kaiser@calvert.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Partner
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

January 12, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of Calvert Investment Management, Inc. on Behalf of Certain Funds
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 26, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, Wells Fargo & Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof submitted by Calvert Investment Management, Inc., on behalf of CSIF Equity Portfolio, the Calvert Balanced Portfolio, the Calvert Large Cap Core Portfolio, and the Calvert Social Index Fund (collectively, the "Proponents").

Enclosed as Exhibit A is a letter from the Calvert Investment Management, Inc., dated January 7, 2015, withdrawing the Proposal on behalf of the Proponents. In reliance on this letter, we hereby withdraw the December 26, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Company Counsel and Assistant Corporate Secretary at (612) 667-2367.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Senior Company Counsel and Assistant Corporate Secretary
Emily Kaiser, Esq., Calvert Investment Management Inc.

101861117.2

GIBSON DUNN

EXHIBIT A

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

January 7, 2015

Mary E. Schaffner
Senior Company Counsel and Assistant Secretary
Wells Fargo & Company
90 South 7th Street, 17th Floor
Minneapolis, Minnesota 55402

Dear Ms. Schaffner,

This letter indicates withdrawal of Calvert Investments' shareholder proposal, filed on behalf of the Calvert Equity Portfolio, the Calvert Balanced Portfolio, the Calvert Large Cap Core Portfolio, and the Calvert Social Index Fund, to Wells Fargo requesting that the Board prepare and publish a report on the Board's and the company's approaches to identifying and managing civil rights risks related to the company's collection and use of big data. Our January 5 letter to Patricia Callahan details the terms of the withdrawal agreement. We greatly appreciate the company's response to our proposal.

Sincerely,

Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Social Investment Fund and Calvert Social Index Series, Inc.
Assistant Vice President, Assistant Secretary and Associate General Counsel, Calvert Investment Management, Inc.

Cc: Patricia R. Callahan, Senior Executive Vice President and Chief Administrative Officer, Wells Fargo & Company
Anthony R. Augliera, Senior Vice President and Corporate Secretary, Wells Fargo & Company
Bennett Freeman, Senior Vice President, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, Vice President Shareholder Advocacy, Calvert Investment Management, Inc.
Emily Z. Kaiser, Esq., Sustainability Analyst, Calvert Investment Management, Inc.
Michael Connor, Executive Director, OpenMIC

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

December 26, 2014

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
Eising@gibsondunn.com

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of Calvert Investment Management, Inc. on Behalf of Certain Funds
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wells Fargo & Company (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Calvert Investment Management, Inc., on behalf of CSIF Equity Portfolio, the Calvert Balanced Portfolio, the Calvert Large Cap Core Portfolio, and the Calvert Social Index Fund (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED**, Shareholders request that the Board prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to Wells Fargo & Company's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.

Copies of the Proposal, supporting statement and related correspondence with the Proponent are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7). The Proposal, which requests a report on "civil rights risks related to [the Company's] use of big data," is at its essence a stockholder proposal focused on how the Company collects and uses information as part of its day-to-day business operations. Specifically, as demonstrated in the Proposal's supporting statements, the Proposal relates to the Company's decisions on how it advertises its products and services and its decisions concerning marketing and customer relations. Moreover, the Proposal's reference to "civil rights risks" does not preclude exclusion under Rule 14a-8(i)(7). Instead, the Proposal's broad request for a report on the variety of risks related to how the Company uses data demonstrates that the Proposal does not focus on a significant policy issue.

A. Background

Rule 14a-8(i)(7) allows for the exclusion of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff has concurred that a stockholder proposal being framed in the form of a request for a report does not change the nature of the proposal. More specifically, the Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Similarly, that Staff has concurred that a stockholder proposal request for a board-level review or report on areas of risk for a company does not preclude exclusion if the underlying subject matters of the risks are ordinary business. As the Staff indicated in Staff Legal Bulletin No. 14E ("SLB 14E") (Oct. 27, 2009), in evaluating stockholder proposals that request a risk assessment:

> [R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Accordingly, the Staff has continued to concur with the exclusion of stockholder proposals seeking risk reports or reviews, including reports or reviews by a company's board of directors, when the requested risk subject matters concerned ordinary business operations. For example, the proposal in *Sempra Energy* (avail. Jan. 12, 2012, *recon. denied* Jan. 23, 2012) asked the company's board to review and report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices." The company argued that the proposal could be excluded under Rule 14a-8(i)(7), and the Staff agreed, noting that "although the proposal requests the board to conduct an independent oversight review of . . . management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters." *See also Exxon Mobil Corp.* (avail. Mar. 6, 2012) (concurring in the exclusion of a proposal asking the board to prepare a report on "environmental, social and economic challenges associated with the oil sands," which involved ordinary business matters); *The Western Union Co.* (avail. Mar. 14, 2011) (concurring in the exclusion of a proposal requesting the establishment of a board risk committee and a report by the committee on how the company was monitoring and controlling particular risks, where the subject matters of the risks involved ordinary business matters); *Pfizer Inc.* (avail. Feb. 16, 2011) (concurring in the exclusion of a proposal requesting an annual assessment by the board of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to stockholders on the assessment, which involved ordinary business matters); *The TJX Cos., Inc.* (avail. Mar. 29, 2011) (same); *Amazon.com, Inc.* (avail. Mar. 21, 2011) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011) (same); *Lazard Ltd.* (avail. Feb. 16, 2011) (same).

Finally, even if a stockholder proposal touches upon a significant policy issue, it remains excludable under Rule 14a-8(i)(7) if it includes ordinary business matters. *See Apache Corp.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal recommending that the company implement an "Employee Bill of Rights" because there was "some basis for [the] view that Intel may exclude the proposal under [R]ule 14a 8(i)(7), as relating, in part, to Intel's ordinary business operations"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

B. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Manner In Which The Company Advertises Its Products.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company advertises its products and services using what the Proponent refers to as "big data."

The Staff consistently has concurred that decisions regarding the advertising of a company's products are part of a company's ordinary business operations. *See, e.g., FedEx Corp.* (avail. July 11, 2014) (concurring with the exclusion of a proposal relating to the company's sponsorship of the Washington, DC NFL franchise team given controversy over the team's name); *PG&E Corp.* (avail. Feb. 14, 2007) (concurring with the exclusion of a proposal instructing the company "to cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to utility purchased electricity" and to instead "conduct a vigorous advertising campaign" promoting a different energy source); *Johnson & Johnson* (avail. Jan 12, 2004) (proposal asking the board of directors to "review pricing and marketing policies" and issue a report disclosing how the company intends to respond to public pressure to reduce prescription drug pricing was excludable because it concerned the company's marketing and public relations).

Similarly, in *General Motors Corp. (Russo)* (avail. Mar. 4, 1996), the Staff allowed exclusion of a stockholder proposal asking that the company hire a vice president to monitor advertising as a decision relating to ordinary business operations. Also, in *CBRL Group, Inc.* (avail. Aug. 28, 2001) the Staff permitted exclusion where a proposal tried to direct the board's use of advertising by requesting the acquisition of a song and music to use in company advertising. *See also Abercrombie & Fitch Co.* (avail. Mar. 24, 2006) (proposal that company seek approval by the United States Post Office for its catalog covers was excludable as "ordinary business operations (i.e., the manner in which a company advertises its products)"); *General Electric Co.* (avail. Jan. 18, 2005) (proposal that the company not advertise in media that contained statements supporting gun control legislation excludable as relating to the manner in which the company advertises); *Hewlett-Packard Co.* (avail. Oct. 8, 2004) (proposal dictating use of the Compaq brand name for marketing and advertising purposes excludable as ordinary business); *J.C. Penney Co., Inc.* (avail. Mar. 30, 2000) (proposal to regulate content of company advertising was excludable as implicating the company's ordinary business); *The Quaker Oats Co.* (avail. Mar. 16, 1999) (proposal requesting the formation of an employee committee to review advertising for content that "demeans or slanders any people based on race, ethnicity or religion" was excludable as ordinary business); *Kellogg Co.* (avail. Feb. 3, 1989, *recon. denied* Feb. 24, 1989) (proposal seeking to dictate the manner in which a company advertises its products directly related to the conduct of its ordinary business operations).

Here the Proposal's supporting statements express concern about how companies "collect and analyze vast data sets . . . to develop and *market products and services*" (emphasis added) as well as with certain "marketing practices." Moreover, they state that the Company "is especially interested in *tailoring customer offerings* based on behavioral data" (emphasis added). These statements make clear that the Proposal's request for a report on risks related to the Company's "use of big data" (as well as the impact on the Company's advertising "policies and decision-making") includes the Company's use of such data in making decisions concerning the advertising of its products and services.[1] As stated in the 1998 Release, these types of advertising decisions are "fundamental to management's ability to run a company on a day-to-day basis," such that "they could not, as a practical matter, be subject to direct shareholder oversight." Thus, like the stockholder proposals in the precedent discussed above, the Proposal relates to the Company's ordinary business operations because it concerns the manner in which the Company advertises its products and is excludable under Rule 14a-8(i)(7).

C. *The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Customer Relations.*

In addition, the Proposal's request for a report on risks related to the Company's "use of big data" directly implicates the Company's relationships with its customers, specifically its marketing communications to customers. The Staff previously has recognized that a company's marketing communications with its customers are a part of its ordinary business operations. For example, in *OfficeMax Inc.* (avail. Feb. 13, 2006), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a stockholder proposal requesting the establishment of a task force to benchmark policies used for handling promotional rebates provided to customers because the proposal related to "customer relations." In addition, the Staff consistently has recognized that stockholder proposals involving customer relations concern the ordinary business operations of a financial institution and, as such, may be omitted under Rule 14a-8(i)(7). For example, in *Cash America International, Inc.* (avail. Mar. 5, 2007, *recon. denied* Mar. 26, 2007), the proposal requested the appointment of a committee to develop a standard of suitability and related internal controls for the company's loan products and to create a public reporting standard to assess the company's success in providing loans that meet the suitability standard. The Staff concurred with exclusion in reliance on Rule 14a-8(i)(7) because it related to the ordinary business activities of "credit policies, loan underwriting and customer relations." *See also Bank of America Corp.* (avail. Feb. 27, 2008) (concurring in the exclusion of a proposal requesting a report disclosing the company's policies and practices regarding the issuance of credit cards and other financial products in reliance on Rule 14a-8(i)(7) because it related to "credit policies, loan underwriting and customer relations").

As in the precedent discussed above, the Proposal relates to the Company's marketing communications with its customers. In this regard, the Proposal's supporting statements reference the Company "tailoring *customer offerings* based on behavioral data" and express

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[1] For example, as explained in the Wells Fargo Digital Privacy and Cookies Policy, the Company sometimes uses "cookies" on third party websites to assist it with customizing advertisements that may be of interest to a consumer. *Available at* https://www.wellsfargo.com/privacy-security/privacy/online.

concern about how "[c]ompanies . . . collect and analyze vast data sets . . . *to develop and market products and services*." (emphasis added) The Company shares some customer information with the Company's affiliates for marketing purposes and with service providers that the Company uses to offer its products and services to customers, as disclosed in the Company's U.S. Consumer Privacy Policy.[2] As the Staff has recognized in the precedent discussed above, decisions related to the Company's communications with its customers, including marketing communications about the Company's products and services (and the impact on the Company's related "policies and decision-making"), are fundamental to management's ability to run the Company and are not an appropriate matter for stockholder involvement. Therefore, consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7).

D. The Proposal Does Not Focus On Significant Policy Issues And Encompasses Ordinary Business Matters.

The Proposal cannot avoid exclusion under Rule 14a-8(i)(7) simply because it requests a report on risk or because it references "civil rights risks." Instead, the Proposal's broad request for a report on the variety of risks related to how the Company uses data demonstrates that the Proposal does not focus on a significant policy issue.

As discussed in the Background section above, under SLB 14E the Staff will "look to the underlying subject matter of the report . . . [and] consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." Thus, the Staff has concurred with the exclusion of stockholder proposals seeking risk reports or reviews, including reports or reviews by a company's board of directors, when the requested risk subject matters concerned ordinary business operations. *See, e.g.*, *Sempra Energy* (avail. Jan. 12, 2012, *recon. denied* Jan. 23, 2012) (concurring with the exclusion of a proposal asking that the company's board review and report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices," where "the underlying subject matter of these risks appears to involve ordinary business matters"); *The Western Union Co.* (avail. Mar. 14, 2011) (concurring in the exclusion of a proposal requesting the establishment of a board risk committee and a report by the committee on how the company was monitoring and controlling particular risks, where the subject matters of the risks involved ordinary business matters). Here, the Proposal at its core seeks a risk assessment related to the Company's "use of big data." Thus, the subject matter of the report is how the Company collects and uses information as part of its day-to-day business operations, which implicates the manner

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2 *Available at* https://www.wellsfargo.com/privacy-security/privacy/individuals/.

in which the Company advertises its products and its customer relations. As a result, the Proposal is excludable under Rule 14a-8(i)(7).

Moreover, even if the Proposal is viewed as touching upon on a significant policy issue in certain respects, the request for a report on "civil rights risks" related to the Company's "use of big data" is very broad and includes matters of ordinary business to the Company. In this regard, the Staff consistently has concurred that a proposal (when read with its supporting statements) that touches upon or includes significant policy issues, but that also encompasses ordinary business matters, may be excluded pursuant to Rule 14a-8(i)(7). For example, the proposal in *PetSmart, Inc.* (avail. Mar. 24, 2011) requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," the principal purpose of which related to preventing animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7) and stated, "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" More recently, the Staff also concurred with the exclusion under Rule 14a-8(i)(7) of a proposal asking for board action to protect "employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation." *See Deere & Co.* (avail. Nov. 14, 2014). Even though the proposal referenced "human rights," the scope of the proposal was broader and related to the company's "policies concerning its employees." *See also Mattel, Inc.* (avail. Feb. 10, 2012) (concurring in the exclusion of a proposal requesting that the company require its suppliers to publish a report detailing their compliance with the International Council of Toy Industries Code of Business Practices, noting that the code encompasses "several topics that relate to . . . ordinary business operations and are not significant policy issues"); *JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring in the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

Similar to the stockholder proposals addressed in the precedent above, the Proposal involves ordinary business matters. The Proposal seeks a report "describing how the Board and company management identify, oversee, and analyze civil rights risks related to Wells Fargo & Company's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making." In this regard, the requested report is so broad as to encompass ordinary business matters (*i.e.*, advertising, marketing and customer relations), as demonstrated by the language of and the documents quoted and cited in the Proposal's supporting statements.

In addition, the supporting statements indicate that the Proposal's reference to "big data" is very broad: for example, "big data involves personal data, which often categorizes consumers by ethnicity, health or socioeconomic status." And in describing the potential harm of "big data," the supporting statements refer to a recent report citing the risk to "civil rights protections in how personal information is used in housing, credit, employment, health, education and the marketplace."[3] This is a very broad definition of "civil rights risk" and involves ordinary business matters. For example, as illustrated in greater detail by the report, this includes concerns of civil rights advocates about the "technical issues" that "could create higher barriers to employment . . . for certain individuals and groups" by "complex databases" used to "verify . . . identity," including the U.S. government's mandatory E-Verify program. As the report notes, "E-verify provides employers the ability to confirm the eligibility of newly hired employees to work legally in the United States." As a federal contractor, the Company is required to use E-Verify to confirm an individual's employment eligibility to work in the United States.[4] Thus, the Proposal's reference to "civil rights risks related to [the Company's] use of big data" is so broad to include the risk of "high barriers" to employment resulting from the Company's use of E-Verify, which is mandated by federal law, when hiring employees.[5]

While the Proposal's supporting statements also reference "discriminatory or predatory marketing practices," this limited reference alone does not shift the focus of the Proposal to a significant policy issue. The Proposal does not discuss this topic at length, and in its brief description of particular Company practices the Proposal contains incorrect and irrelevant information. The Proposal's supporting statements assert that the Company continues to "offer payday loans," when in reality, as previously announced, the Company's Direct Deposit

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[3] Big Data: Seizing Opportunities, Preserving Values (May 2014), *available at* http://www.whitehouse.gov/sites/default/files/docs/big_data_privacy_report_5.1.14_final_print.pdf.

[4] *See* https://www.wellsfargo.com/about/careers/e-verify/.

[5] In this regard, we also believe that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's legal compliance program. *See, e.g., Johnson & Johnson* (avail. Feb. 22, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a stockholder proposal directing management to verify the employment legitimacy of all future employees "by both Social Security and Homeland Security E-Verify systems" because the proposal related to the company's legal compliance program).

Advance Service was discontinued earlier in 2014.[6] In addition, the Staff has previously declined to concur that stockholder proposals related to the social and financial impacts of direct deposit advance lending involve significant policy matters. *See, e.g.*, *Wells Fargo & Co.* (avail. Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal regarding the Company's Direct Deposit Advance Service because the proposal related to the products and services offered for sale by the Company).

For these reasons, and similar to the precedent discussed above, the broad language used in the Proposal and supporting statements to refer to "big data" and "civil rights risks" implicates many aspects of the Company's ordinary business operations. Thus, the Proposal does not focus on a significant policy issue and addresses ordinary business matters, therefore making the Proposal excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Mary E. Schaffner, Senior Company Counsel and Assistant Corporate Secretary, at (612) 667-2367.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Mary E. Schaffner, Senior Company Counsel and Assistant Corporate Secretary
Emily Kaiser, Esq., Calvert Investment Management, Inc.

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[6] *See* https://www.wellsfargo.com/about/press/2014/20140417_direct-deposit-advance/.

EXHIBIT A

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301 951 4800 / www.calvert.com

November 14, 2014

Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163
Attention: Anthony R. Augliera, Corporate Secretary

Dear Mr. Augliera,

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 13, 2014, Calvert had over $13.5 billion in assets under management.

The CSIF Equity Portfolio, the Calvert Balanced Portfolio, the Calvert Large Cap Core Portfolio, and the Calvert Social Index Fund ("Funds") are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held the securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit the proposal for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed proposal requesting that the Wells Fargo & Company Board of Directors prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to Wells Fargo & Company's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.

If prior to the annual meeting you agree to the request outlined in the proposal, we believe that this proposal would be unnecessary to include in the forthcoming proxy statement. Please direct any correspondence to Emily Kaiser, Esq., at (301) 961-4757, or contact her via email at emily.kaiser@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Social Investment Fund and Calvert Social Index Series, Inc.
Assistant Vice President, Assistant Secretary and Associate General Counsel, Calvert Investment Management, Inc.

Report on Big Data Practices

Whereas

In the digital age, data is critical to many businesses. Companies across sectors collect and analyze vast data sets, interpreted through computer algorithms, to develop and market products and services. This process of "big data" collection and analytics stands to contribute importantly to advances in health, technology, and public safety. However, because companies' use of big data involves personal data which often categorizes consumers by ethnicity, health, or socioeconomic status, these practices also may present significant risks.

"(B)ig data analytics have the potential to eclipse longstanding civil rights protections in how personal information is used in housing, credit, employment, health, education, and the marketplace," warned a 2014 U.S. Government report to President Obama. The Federal Trade Commission has expressed similar concerns. According to a group of leading civil rights and social justice organizations, "it is vitally important that these technologies be designed and used in ways that respect the values of equal opportunity and equal justice."

Companies' potential violation of rights is notable from social and political perspectives, but also is a matter of shareholder concern, as a possible driver of litigation, reputational damage, and negative business impacts.

Wells Fargo recently announced that new Chief Data Officer A. Charles Thomas would be responsible for "[overseeing] the company's data strategy and [determining] ways to leverage data for improved risk management and customer experiences." Thomas has said that the bank is especially interested in tailoring customer offerings based on behavioral data. While big data analytics may have justifiable business and marketing purposes, they also may bear problematic civil rights implications when used by companies that employ discriminatory or predatory marketing practices. In recent years, Wells Fargo's lending programs have been the subject of class action and federal regulatory settlements due to the practices' adverse impacts on consumers with minority status or who pertain to low socio-economic strata. Additionally, the bank continues to offer payday loans, short-term loans that carry exorbitant annual interest rates and tend to target low-income consumers.

RESOLVED: Shareholders request that the Board prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to Wells Fargo & Company's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.

STATE STREET.

November 13, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 12, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of Wells Fargo & Co. (Cusip 949746101). Also the funds held the amount of shares indicated continuously since 11/8/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/12/2014	Shares Held Since 11/8/2013
D819	CSIF EQUITY PORTFOLIO	949746101	Wells Fargo & Co.	1,580,340	1,443,348
D858	CALVERT BALANCED PORTFOLIO-NEW AMSTERDAM	949746101	Wells Fargo & Co.	283,153	190,194
D862	CALVERT LARGE CAP CORE PORTFOLIO	949746101	Wells Fargo & Co.	164,434	98,346
D872	CALVERT SOCIAL INDEX FUND	949746101	Wells Fargo & Co.	135,894	114,976
D894	CALVERT VP SRI EQUITY PORTFOLIO	949746101	Wells Fargo & Co.	5,985	5,355
D880	CALVERT VP S&P 500 INDEX PORTFOLIO	949746101	Wells Fargo & Co.	88,012	88,012
D894	CALVERT BALANCED PORTFOLIO-PROFIT	949746101	Wells Fargo & Co.	44,015	42,205
D8B1	CALVERT VP SRI BALANCED PORTFOLIO	949746101	Wells Fargo & Co.	200,421	143,287
D8B3	CALVERT EQUITY INCOME FUND	949746101	Wells Fargo & Co.	19,300	9,700

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

Law Department
N9305-173
Wells Fargo Center
90 South 7th Street-17th Floor
Minneapolis, MN 55402

Mary E. Schaffner,
Senior Company Counsel and
Assistant Secretary
612/667-2367
612/667-5828
mary.e.schaffner@wellsfargo.com

WELLS FARGO

VIA OVERNIGHT MAIL

November 26, 2014

Emily Kaiser, Esq.
Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Dear Ms. Kaiser:

I am writing on behalf of Wells Fargo & Company (the "Company"), which received on November 17, 2014 the stockholder proposal regarding big data practices submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 by you on behalf of CSIF Equity Portfolio, the Calvert Balanced Portfolio, the Calvert Large Cap Core Portfolio, and the Calvert Social Index Fund (the "Funds") for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. I enclose for your reference a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F, which explain the procedural requirements for submission of stockholder proposals. If you have any questions about the information in this letter, or the requested corrections, please feel free to contact me at 612-667-2367 or by email to mary.e.schaffner@wellsfargo.com.

Specifically, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that any of the Funds are the record owners of sufficient shares to satisfy this requirement.

As of the date of this letter, we have not received adequate proof that each of the Funds identified in your November 14 letter has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

First, the letter from State Street Bank & Trust Company ("State Street") dated November 13, 2014 you provided for purposes of satisfying this ownership requirement lists the ownership of Company shares by CSIF Equity Portfolio, the Calvert Large Cap Core Portfolio and the Calvert Social Index Fund, and for several other funds that include "Calvert Balanced Portfolio" as part of the fund name. It is not clear, however, which of these funds listed by State Street, if any, are the "the Calvert Balanced Portfolio" fund identified in your November 14, 2014 letter. Second, the State Street letter is insufficient with respect to each of the Funds it addresses because it states the number of shares held as of November 12, 2014, but does not cover the full one-year period preceding and including November 14, 2014, the date the Proposal was submitted to the Company.

To remedy this defect, as explained in Rule 14a-8(b) and in SEC staff guidance, each Fund must obtain a new proof of ownership letter from State Street verifying its continuous ownership of the requisite number of Company shares for the one-year period preceding, and including November 14, 2014, the date the Proposal was submitted to the Company. If a Fund holds its shares of Company common stock with a bank or broker other than State Street, then the bank or broker serving as the "record" holder of those shares must also verify in the new statement that the Fund continuously held the requisite number of Company shares for the one-year period preceding and including November 14, 2014. As explained in the enclosed copy of SEC Staff Legal Bulletin No. 14F, if a Fund's shares have been deposited with Depositary Trust Company (DTC), then the bank or broker submitting the ownership statement must be a DTC participant. If not, then the bank or broker must also provide an additional statement from the DTC participant actually holding such shares verifying they have been held for this same one year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 90 South 7th Street, MAC N9305-173, Minneapolis, MN 55402. Alternatively, you may transmit any response by facsimile to me at 612-667-5828.

If you have any questions with respect to the foregoing, please contact me at 612-667-2367. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Very truly yours,

Mary E. Schaffner

Mary E. Schaffner
Senior Company Counsel and
Assistant Corporate Secretary

cc: Elizabeth Ising, Gibson, Dunn & Crutcher LLP

101837917.1

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Thank you for your business.

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 9, 2014

VIA FACSIMILE AND OVERNIGHT MAIL

Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163
Attention: Anthony R. Augliera, Corporate Secretary

Dear Mr. Augliera:

In response to your request received by Calvert on November 28, 2014, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert Large Cap Core Portfolio, Calvert Social Index Fund and Calvert Equity Income Fund (referred to as the Funds) are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, each Fund held the securities continuously for at least one year at the time the shareholder proposal was submitted, and each Fund intends to continue to own the requisite number of shares in the Company through the date of the 2015 annual meeting of shareholders.

Please contact Emily Kaiser, Esq., at (301) 961-4757 or contact her via email at emily.kaiser@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Social Investment Fund, Calvert Social Index Series, Inc. and Calvert SAGE Fund
Assistant Vice President, Assistant Secretay and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

State Street letter

STATE STREET.

December 5, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 4, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of Wells Fargo & Company (Cusip 949746101). Also the funds held the amount of shares indicated continuously since 11/8/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/4/2014	Shares Held Since 11/8/2013
D862	Calvert Large Cap Core Portfolio	949746101	Wells Fargo & Company	164,434	99,846
D872	Calvert Social Index Fund	949746101	Wells Fargo & Company	139,811	114,976
D8B6	Calvert Equity Income Fund	949746101	Wells Fargo & Company	19,500	9,700

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access